BACK To School With The Flex-funds®

Don't Let School Expenses Surprise You!!

The Flex-funds® Money Market Fund is a great place to save for school year expenses.

Throughout the year, your kids will need more supplies; clothes, books, gifts for teachers and more. The Flex-funds® Money Market Fund allows you to save for these expenses while putting your money to work.

- **$2500 minimum investment**
- **Free check writing**
- **No limits on deposits or withdrawals**

Take advantage of the benefits The Flex-funds® Money Market Fund offers, visit www.flexfunds.com or contact Shareholder Services today!

800.325.3539

* An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing.